Exhibit 99.1

INDEMNITY AGREEMENT

By this Private Instrument, the Parties identified and signed below, on one side:

I.        LINX S.A., publicly-held stock company with registered office established in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Sala 1, Edifício Birmann 21, Pinheiros, Postal Code (CEP) 05425-902, registered with the National Directory of Legal Entities (CNPJ) under number 06.948.969/0001-75, herein represented according to the provisions set forth in its Articles of Association (hereinafter referred to as “Company”);

and, on the other side:

II.       [●], residing and domiciled at [●], (hereinafter referred to as “Beneficiary” and, together with the Company, they shall be referred to as “Parties”, and individually and indistinctively referred to as “Party”).

WHEREAS:

(A)        Beneficiary holds management position or function in the Company [and/or] in its direct or indirect controlled companies (hereinafter jointly or individually referred to as “Linx”);

(B)        The performance of the duties related to the position aforementioned implies to Beneficiary the acceptance of responsibilities which, when characterized, may cause the imposition of obligation to pay penalties and/or indemnification to third parties;

(C)        The Parties acknowledge that the Directors and Officers Civil Liability Insurance (“D&O Insurance”) hired by Linx has limitations that may expose Beneficiary to risk of, under certain circumstances, personally defraying costs and expenses related to arbitration, administrative and judicial proceedings, in addition to other expenses, including investigation procedures in Brazil and abroad, which intend to assign responsibility for the exercise of his duties;

(D)       The purpose of this Agreement is to provide for the expenses related to arbitration, judicial or administrative proceedings that involve acts performed by Beneficiary in the regular performance of his duties or exercise of his powers, as of the beginning of the employment relationship with the Company, pursuant to the provisions of the Advisory Opinion CVM number 38, dated November 25th, 2018, the Articles of Association of the Company and this Agreement.

THUS, the Parties enter into this Indemnity Agreement (“Agreement”), which shall be governed by the following terms and conditions:

1            PURPOSE

1.1.       The Company undertakes to guarantee and keep Beneficiary exempt from any sums, costs or expenses (“Expenses”) provably incurred by Beneficiary or sums he is sentenced to pay as a result of investigation, administrative, arbitration and/or judicial proceedings (“Proceedings”) which purpose is to attribute responsibility to Beneficiary for any act performed by him or omission related exclusively to the duties concerning the position for which he was appointed in the Company and/or its controlled companies/affiliates, as applicable. Furthermore, the Company shall pay the Expenses resulting from Proceedings that cause the blocking of the properties held by Beneficiary, including the common properties he may have with his spouse, partner or any family member, provided that the blocking is provably originated in Proceedings filed against Beneficiary, solely in relation to acts committed by Beneficiary or which responsibility is attributed to Beneficiary, and provided that the Proceeding concerns act of regular management, in order to obtain the dismissal, reversal, modification or annulment of judicial or administrative order in the context of the Proceedings.

1.1.1.   The commitment of the Company shall observe the exclusions set forth in Clause 2 and the limit of indemnification set forth in Clause 3.2.

1.2. The indemnification referred to in item 1.1 above includes, but is not limited to all legal and/or administrative expenses, including costs with defense, and any sums to be paid as damages, interests and pecuniary penalties.

1.4. Possible establishment of judicial or extrajudicial settlements or statements of commitment by Beneficiary shall only cause the right to indemnify set forth in this Agreement in case the Company has provided previous consent in writing to the terms of said settlement or commitment.

2            EXCLUSIONS

2.1. The Parties agree that Beneficiary shall not be entitled to the protections set forth in this Agreement when the acts that generate the Expenses are indicated in the list below:

(a)   Any active or passive conduct on the part of Beneficiary involving bad faith, gross negligence, fraud, deviation of purpose, disclosure of strategic and confidential information against the interests of Linx or outside the scope of competence of the position for which he was elected;

(b)  Any intentional act or act classified as intentional crime;

(c)   Any act performed to his own benefit or to the benefit of third parties, to the detriment of the corporate interests of Linx, except in case of acts performed in the regular exercise of the duties for which he was appointed;

(d)  Any act that exceeds the attributions reasonably expected in the exercise of his position and in disagreement with applicable laws and the Articles of Association of the Company;

(e)   Liability Action filed by Linx against Beneficiary;

(f)    Any proceeding filed by Beneficiary against Linx;

(g)  Abandonment of the position;

(h)  Loss already indemnified by the insurance company to Beneficiary within the scope of suitable coverages of any Directors and Officers Liability Insurance (D&O) policy; and

(i)    Remaining cases characterized as conflict of interests with Linx.

2.2. The Board of Directors of the Company shall be the body in charge of evaluating whether the acts of Beneficiary are classified as any of the excluding situations referred to in item 2.1 above, and the decisions of the Board of Directors in relation to said issue shall be substantiated, with observance of the procedures set forth in Clause 4 below.

3            TERM AND RESCISSION

3.1 This Agreement shall take effect as of this date and it shall remain in force until the occurrence of the following events, whichever happens last, except in case of termination for convenience or rescission, according to the provisions set forth in this Clause 3: (i) at the end of the fifth (5th) year after the date on which Beneficiary ceases to exercise the function / position due to any reason; (ii) the elapsing of the term necessary for the transit in rem judicatam of any Proceeding in which Beneficiary figures as Party as a result of the performance of act of regular management; or (iii) the elapsing of the prescription term set forth in Law for the events that may generate the obligations to indemnify by Linx, including, but not limited to the applicable criminal prescription term, even in case said term is applied by administrative authority, according to the provisions hereunder.

3.1.1 This Agreement shall comprehend all regular acts of management performed (i) since the beginning of the employment relationship with Linx; and (ii) by the previous administration, for which Beneficiary may be investigated, pursuant to the provisions set forth in Article 158, Paragraph 4 of the Act 6.404/76.

3.1.2 In the event of the subitem (iii) of item 3.1, the Company shall ensure the coverage set forth in this Agreement until the judicial or administrative decision or arbitration award that acknowledges the elapsing of the prescription term in the case in question becomes final.

3.2.    The automatic rescindment of this Agreement shall take place when the sum of the values paid by Linx to indemnify all beneficiaries that may entered into an Indemnity Agreement, regardless of the date in which they are disbursed, reaches the limit of the indemnification set forth in the D&O Insurance Policy hired by Linx in force, or fifty million Brazilian reais (BRL 50,000,000.00), whichever is higher.

3.2.1  With the automatic rescindment of this Agreement, the Company shall be released from the obligation to make any of the payments, advance payments and/or reimbursements set forth in Clause 1.

3.3     This Agreement may be automatically rescinded without prior notice with the immediate suspension of its effects in case of resignation or dismissal of Beneficiary from Linx due to good cause, pursuant to the provisions set forth in his Employment Agreement.

3.4     The Company may also terminate this Agreement by means of prior notice of thirty (30) days, in case:

(a)   the maintenance of the Agreement increases the financial exposure of Linx, risking the continuity of its businesses; and

(b)  of occurrence of new fact which does not justify the maintenance of the Agreement in the terms proposed.

3.4.1  In the hypotheses set forth in this Clause 3.4, the Agreement, despite rescinded, shall continue to produce effects for an additional period of up to five (05) years as of the date of the termination of the prior notice.

3.5     The Parties may also rescind this Agreement by mutual agreement, entering into a Termination Agreement.

4            PROCEDURES FOR THE PAYMENT OF EXPENSES

4.1. Whenever Beneficiary becomes aware of any Proceeding by means of notice, summons, notification, service of process or any other document in writing, Beneficiary shall notify the fact in writing to the Company, within up to seventy-two (72) hours as of the date in which he became aware of it, and forward, whenever possible, any and all document and information related to said Proceeding.

4.2. Beneficiary shall be allowed to choose to use the legal services hired by Linx or, in case the hypothesis set forth in Clause 4.2.1 is not verified, appoint another lawyer to work on his defense, which shall be previously approved by the Company based on the principles of reasonability, proportionality and morality, and provided that the fees owed are compatible with the ones charged in the market and the applicable laws allow so.

4.2.1  In case more than one Administrator of Linx is sued for the same fact that originated the Proceeding, Beneficiary shall mandatorily use the legal services hired by Linx.

4.3. In order to avoid the characterization of conflict of interests, particularly the ones set forth in Article  156 of the Act 6.404/76, the Parties hereby establish that the Company shall hire external professionals, who shall be allowed to perform individually or jointly, and who shall rely on a good, unbiased and independent reputation or an independent law firm, with trustworthy experience to examine the suit of Beneficiary on the characterization of regular act of management or the hypotheses of exclusion.

4.4. The decision of the independent third party mentioned in Clause 4.3 above must consider the reasonability of the sums involved, in addition to all information necessary and available at the moment to evaluate the suitability of the decision to grant the indemnification or payment/reimbursement of Expenses, including the reasons for which the regular act of management performed is included or not in this Agreement.

4.5. In case the decision of the independent third party mentioned in Clause 4.3 characterizes one of the hypotheses of exclusion set forth in Clause 2.1, Beneficiary shall be compelled to reimburse all sums paid by the Company as a result of this Agreement, including all Expenses and costs related to the Proceeding, within ninety (90) days after the receipt of notice about said decision.

4.6. Beneficiary who is claiming the sums shall not be allowed to participate in the meetings or discussions about the approval of the payment of Expenses under this Agreement, according to the provisions set forth in Article 156, caput of the Act 6.404/76, the Corporation Law.

4.7. In the event of payment of the Expenses described in this Agreement, the Company shall make the payment within the term that happens first: (i) within up to ninety (90) days as of the sending of all documents necessary for the analysis of the independent third party referred to in Clause 4.3, namely: copy of the summons/notification/service of process, copy of the court records, proof of the position held at the time of the facts, proposal for fees, as applicable; or (ii) within the term established in the Settlement itself or judicial or administrative decision.

4.7.1. The payment to be made by the Company shall be conditioned to the confirmation that the sums related to the Expenses: (i) are reasonable and according to the standards applied in similar cases; (ii) result from act of regular management; and (iii) are not subject to the prohibition imposed in the Settlement itself, in the decision, in this Agreement or resulting from Law.

4.8. Beneficiary shall notify the Company about the obligation to make the payments set forth in item 4.7 within up to twenty-four (24) hours as of the celebration of the Settlement or the notification about judicial or administrative decision or order, so that the Company is able to make the payment.

4.9. Linx shall not be compelled to indemnify Beneficiary for loss of profit, loss of business opportunity, interruption of business activity, pain and suffering damages or indirect damages possibly alleged by Beneficiary, and the indemnification or reimbursement shall be limited to the cases set forth hereunder.

4.10. In the event of sentencing as a result of act performed with willful intent or negligence transited in rem judicatam in criminal action, public civil action, popular action, action filed by third party or stockholder in favor of the Company, or in case of unappealable administrative decision which confirms act performed with willful intent or negligence, which has not been subject to stay of proceeding, Beneficiary undertakes to reimburse Linx for the sums disbursed by Linx under this Agreement, regardless of any opinion presented by third party, including all Expenses and costs related to the Proceeding, within up to thirty (30) days as of the relevant notification.

4.11. The Parties hereby establish that all sums set forth in this Agreement shall be considered, upon their calculation and payment, as net of any taxes. Said taxes shall be defrayed exclusively by the paying party, which shall offer to the creditor party additional value for the compensation (gross-up) in amount sufficient for the payment of the taxes levied upon and it shall not be allowed to make any retention of taxes levied upon the values and payments set forth hereunder.

5            ADVANCE PAYMENT OF SUMS IN CASE OF BLOCKING OF BANK ACCOUNT

5.1.   Without prejudice to the provisions set forth in Clause 1.1. above, the Parties agree that, in case Beneficiary has any current account electronically blocked as a result of hypothesis of indemnification set forth it this Agreement (“Online Blocking”) and, as long as said Online Blocking is not suspended, the Company undertakes to pay in advance the sums necessary so that the Beneficiary is able to defray his usual expenses provably incurred.

5.1.1. The usual expenses of Beneficiary shall be substantiated by means of presentation, to the Company, of the account statement comprehending the previous three (03) months before the blocking.

5.1.2  The value of the advance payment by the Company, as set forth in Clause 5.1. above, shall be returned to the Company within up to ten (10) business days after the suspension of the Online Blocking. In the event of partial suspension, Beneficiary shall return solely the value equivalent to the amount actually cleared. In case Beneficiary fails to return the sums owed to Linx within the term set forth hereunder, Beneficiary shall be subject to penalty of two percent (2%) over the value owed, in addition to late payment interests of one percent (1%) per month and adjustment for inflation according to the Market Price Index (IGPM), issued by Fundação Getúlio Vargas (FGV), calculated pro rata temporis. Linx may deduct said sums from possible payments owed to Beneficiary and, in case it has to file lawsuit to enforce the right ensured by this Clause, it shall be entitled to receive also the court costs and attorneys’ fees amounting to twenty percent (20%) of the value involved, and all remaining expenses incurred by Linx, without prejudice to possible indemnification for losses and damages to be calculated.

6            SUBROGATION

6.1. In case the Company makes any payment directly to the Beneficiary or third parties based on this Agreement, the Company shall be immediately subrogated to any and all reimbursement Beneficiary is entitled to receive, including possible Directors and Officers Liability Insurance (D&O) policy. Furthermore, Beneficiary shall sign all necessary documents and perform all possible acts to ensure said rights to the Company, including the signature of any documents necessary to allow the filing, by the Company, of lawsuit in the name of Beneficiary.

7            NOVATION AND WAIVER

7.1. The full or partial failure to exercise any right set forth in this Agreement shall not cause novation or any delay by Beneficiary or Linx, as applicable, to exercise any right, power or privilege pursuant to the terms hereunder, and it shall not imply waiver of said rights.

7.2. Any waiver, by Beneficiary or Linx, as applicable, of any right set forth in this Agreement shall not correspond to the waiver of any other right, power or privilege pursuant to the terms hereunder.

7.3. The partial exercise of any right, power or privilege set forth in this Agreement shall not prevent the future exercise of the same right, power or privilege or the exercise of any other right, power of privilege, pursuant to the provisions set forth hereunder.

8            VALIDITY AND EFFECTIVENESS

8.1. Possible declaration of nullity or ineffectiveness of any of the Clauses set forth in this Agreement shall not damage the validity and effectiveness of the remaining Clauses, which shall remain fully valid and enforceable. In addition, the Parties undertake to employ best efforts in order to validly negotiate to obtain the same effects of the provision annulled or made ineffective.

8.2. This Agreement represents the understanding of the Parties on the purpose hereunder and it eliminates all prior verbal or written agreements, promises, conventions, arrangements, communications, declarations or guarantees established by the Parties.

9            GENERAL PROVISIONS

9.1. All notices, notifications, communications and any other documents to be conveyed pursuant to the terms of this Agreement must be prepared in writing and delivered in person, by letter, fax or email, with acknowledgment of receipt:

To Linx S.A.:

Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Dep. 20

Pinheiros, City of São Paulo, State of São Paulo, Postal Code (CEP) 05425-902

Email: depto.juridico@linx.com.br

For the attention of: [●]

To Beneficiary:

[●]

9.2. The change of address or any of the numbers indicated above shall be immediately informed to the other Party, according to the provisions under this Agreement. In case said communication is not made, any notice or communication delivered according to the provisions set forth in Clause 9.1 above shall be considered as being duly sent and received.

10         SECRECY

10.1. The Parties undertake not to disclose to third parties any data or information related to this Agreement, except to comply with legal requirements, court order or determination of governmental authority with jurisdiction for such purpose.

10.2. Beneficiary also undertakes not to disclose to the press, the market or the public any data or information related to any Proceeding without prior consent in writing from the Company about the content to be disclosed.

11         GENERAL PROVISIONS

11.1. Any and all amendment to this Agreement shall be valid solely if it is mutually agreed upon by the Parties and formalized in writing, with the signature of both Parties or their legal representatives vested with such powers, before two witnesses.

11.2. This Agreement binds the Parties and their respective successors.

11.3 This Agreement represents a debt instrument enforceable out of court for all legal purposes.

11.4   All payments to be made to Beneficiary under this Agreement may be made by the Company or any of its direct or indirect controlled companies, in Brazil or abroad, at the exclusive discretion of the Company.

12         ARBITRATION COURT

12.1   This Agreement shall be governed and construed according to the Laws of the Federative Republic of Brazil.

12.2   In the event of any controversy, dispute, issue or divergence of any sort (“Conflict”) in relation to this Agreement, the Parties shall employ best efforts to settle the Conflict. For such purposes, any of the Parties shall be allowed to notify the other Party about their intention to initiate the procedure set forth in this Clause and, as of said moment, the Parties shall meet to try and settle said Conflict by means of amicable discussions held in good faith (“Notice of Conflict”). Exception made to provision to the contrary set forth in this Agreement, in case the Parties fail to find a solution within sixty (60) days after the delivery of the Notice of Conflict sent by one of the Parties to the other, then the Conflict shall be settled by means of arbitration, according to the provisions below.

12.3   If, within sixty (60) days following the delivery of the Notice of Conflict, any of the Parties considers as remote the possibility of reaching an amicable solution, said Party shall be allowed to send to the other Party notice suspending the negotiations (“Negotiation Suspension Notice”). Twenty-four (24) hours following the delivery of the Negotiation Suspension Notice, any of the Parties may initiate the Arbitration Procedure and remaining procedures set forth in Paragraph 3 below.

12.4   The arbitration shall be conducted in the City of São Paulo, State of São Paulo, in the Portuguese language, before the Mediation and Arbitration Center of the Portuguese Chamber of Commerce in Brazil – São Paulo (“Chamber”), according to the Rules of the Chamber in force at the moment of the Arbitration, considering possible changes to said Rules made by mutual agreement of the Parties.

12.5   The Arbitration shall be conducted in Portuguese language, by one (01) arbitrator to be appointed by mutual agreement of the Parties, within twenty (20) days as of the receipt of “Request for Arbitration” by the Party served. In case the Parties fail to reach an agreement in relation to the appointment of the single arbitrator, said arbitrator shall be appointed by the Chairman of the Arbitration Center, which shall consider the experience of the arbitrator in relation to the issue of the litigation.

12.6   The Parties acknowledge that any of the Parties may need the granting of preventive measure or injunctive relief before the commencement of the Arbitration. Therefore, the request for the granting of preventive measure or injunctive relief to the Judicial Department before the commencement of the Arbitration shall not be construed as measure incompatible with or waiver of any provisions set forth under this Clause. In case there is the need for preventive measure or injunctive relief after the commencement of the Arbitration, the request shall be forwarded to the Arbitration Court.

12.7   The arbitration award shall be expressed in writing, accompanied by due substantiation, and it shall be final and binding in relation to the Parties, in addition to being enforceable according to its terms. The Parties acknowledge and agree that the award shall be considered as a final solution for the Conflict, and accept it as the true expression of the determination itself about said Conflict. The Arbitration Court shall be allowed to grant at any available and suitable measure pursuant to the terms of the Law that governs this Agreement, including specific relief. The award may include the sharing of costs, including attorneys’ fees and reasonable expenses, and each one of the Parties shall be liable for its respective expenses related to the Arbitration or, when they cannot be identified in relation to the Party that caused said expenses, they shall be proportionally shared by the Parties.

12.8   The Arbitration shall be concluded within one hundred and eighty (180) days, and said term may be extended by the Arbitration Court by means of reasonable justification.

12.9. Without prejudice to the validity of this Clause, the Parties reserve the right to appeal to the Judicial Department:

(i)         to fulfill any obligations resulting from this Agreement, provided that the requirements established by the procedural law are verified;

(ii)         until the Arbitration Court has been established, to obtain preventive measure, when it is considered to be essential to ensure the Party the exercise of the rights set forth in the Agreement;

(iii)       to enforce any decision of the Arbitration Court, including but not limited to the award; and

(iv)       to claim the nullity of the award, according to the provisions of the Law.

12.10. In the hypotheses provided for in the previous item, the Courthouse of the Judicial District of São Paulo, State of São Paulo shall have jurisdiction to hear any judicial proceeding.

12.11. During the period they wait for the final result of an Arbitration, the Parties shall continue to fulfill their respective obligations resulting from the Agreement, unless the Arbitration Court or the Judicial Department renders decision to the contrary, pursuant to the provisions set forth in item 12.9 above.

14212. The Parties agree to handle the Arbitration, and related items of information and documents as confidential information, pursuant to the terms set forth in Clause 9 of the Agreement, except as necessary for the exercise of their rights.

In witness whereof, the Parties irrevocably and indefeasibly commit to this Agreement on their behalf and on behalf of their successors, and sign it in two (02) counterparts of equal content and form, before two (02) witnesses undersigned.

City of São Paulo, State of São Paulo, July 22nd, 2019.

LINX S.A.	[●]

Witnesses:

1. _____________________________ Name: Brazilian Identity Card (RG) / Individual Taxpayer Registration (CPF) number:	2. _____________________________ Name: Brazilian Identity Card (RG) / Individual Taxpayer Registration (CPF) number: